UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

ENDEAVOUR INTERNATIONAL CORPORATION

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

29259G200

(CUSIP Number)

Jason Taubman Kalisman

Talisman Group Investments, L.L.C.

324 Royal Palm Way, Suite 229

Palm Beach, FL 33480

(212) 672-9300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Jeffrey R. Katz

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, MA 02199

(617) 951-7072

February 20, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of reporting persons Talisman Realty Capital Master, L.P.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds: OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 0
	8.	Shared voting power 7,620,570
	9.	Sole dispositive power 0
	10.	Shared dispositive power 7,620,570
11.	Aggregate amount beneficially owned by each reporting person 7,620,570
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 15.61%
14.	Type of reporting person PN

1.	Names of reporting persons Talisman Group GP, L.L.C.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds: AF
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 0
	8.	Shared voting power 7,620,570
	9.	Sole dispositive power 0
	10.	Shared dispositive power 7,620,570
11.	Aggregate amount beneficially owned by each reporting person 7,620,570
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 15.61%
14.	Type of reporting person OO

1.	Names of reporting persons Talisman Group Investments, L.L.C.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds: AF
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 0
	8.	Shared voting power 7,620,570
	9.	Sole dispositive power 0
	10.	Shared dispositive power 7,620,570
11.	Aggregate amount beneficially owned by each reporting person 7,620,570
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 15.61%
14.	Type of reporting person OO

1.	Names of reporting persons The Talisman Group, L.L.C.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds: AF
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 0
	8.	Shared voting power 7,620,570
	9.	Sole dispositive power 0
	10.	Shared dispositive power 7,620,570
11.	Aggregate amount beneficially owned by each reporting person 7,620,570
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 15.61%
14.	Type of reporting person OO

1.	Names of reporting persons Talisman Family, L.L.C.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds: AF
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 0
	8.	Shared voting power 7,620,570
	9.	Sole dispositive power 0
	10.	Shared dispositive power 7,620,570
11.	Aggregate amount beneficially owned by each reporting person 7,620,570
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 15.61%
14.	Type of reporting person OO

1.	Names of reporting persons Jason Taubman Kalisman
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds: AF
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 0
	8.	Shared voting power 7,620,570
	9.	Sole dispositive power 0
	10.	Shared dispositive power 7,620,570
11.	Aggregate amount beneficially owned by each reporting person 7,620,570
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 15.61%
14.	Type of reporting person IN

This Amendment No. 1 to Schedule 13D amends and restates the statement on Schedule 13D filed with the Securities and Exchange Commission on February 10, 2014 (the “Initial Schedule 13D”) by (1) Talisman Realty Capital Master, L.P., a Cayman Islands exempted limited partnership; (2) Talisman Group Investments, L.L.C., a Delaware limited liability company; (3) The Talisman Group, L.L.C., a Delaware limited liability company; (4) Talisman Family, L.L.C., a Delaware limited liability company; and (5) Jason Taubman Kalisman, a citizen of the United States.

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the Common Stock, par value $0.001 per share (the “Common Stock”), of Endeavour International Corporation, a Nevada corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 811 Main Street, Suite 2100, Houston, Texas 77002.

Item 2.	Identity and Background.

(a) This Statement is being jointly filed by the following persons (each a “Reporting Person” and collectively, the “Reporting Persons”): (1) Talisman Realty Capital Master, L.P., a Cayman Islands exempted limited partnership (the “TRC Master Fund”); (2) Talisman Group GP, L.L.C., a Delaware limited liability company (the “General Partner”); (3) Talisman Group Investments, L.L.C., a Delaware limited liability company (the “Manager”); (4) The Talisman Group, L.L.C., a Delaware limited liability company (the “Holdco”); (5) Talisman Family, L.L.C., a Delaware limited liability company (the “InvestCo”); and (6) Jason Taubman Kalisman, a citizen of the United States. The agreement among the Reporting Persons relating to the joint filing of this statement is attached to this Statement as Exhibit 1. The information required by general instruction C to Schedule 13D with respect to the executive officers, directors and other controlling persons of the Reporting Persons and other related persons (collectively, the “Covered Persons”) is set forth on Schedule I to this Statement and incorporated herein by reference.

Based on the relationships described herein, the Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Act”). As a member of a group, each Reporting Person may be deemed to share voting and dispositive power with respect to, and therefore beneficially own, the shares beneficially owned by members of the group as a whole. The filing of this Statement shall not be construed as an admission that a Reporting Person beneficially owns those shares held by any other member of the group. In addition, each Reporting Person expressly disclaims beneficial ownership of any securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

(b) The business address of each of the Reporting Persons is 324 Royal Palm Way, Suite 229, Palm Beach, FL 33480.

(c) The principal business of TRC Master Fund is to acquire, hold and dispose of interests in various companies for investment purposes and to take all actions incident thereto. The principal business of the General Partner is to serve as the general partner of the TRC Master Fund. The principal business of the Manager is investment advisory services. The principal business of the Holdco is to serve as the managing member of various subsidiaries, including the General Partner and the Manager. The principal business of the InvestCo is to serve as the managing member of the Holdco. The principal occupation or employment of Jason Taubman Kalisman is to serve as the managing member of the InvestCo.

(d) During the last five years, no Reporting Person or Covered Person has been convicted in a criminal proceeding (excluding traffic violations or other minor offenses).

(e) During the last five years, no Reporting Person or Covered Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) TRC Master Fund is organized under the laws of the Cayman Islands. The General Partner, the Manager, the Holdco and the InvestCo are each organized under the laws of the state of Delaware. Jason Taubman Kalisman is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

The information set forth in or incorporated by reference in Items 2, 4 and 5 of this Statement is incorporated by reference in its entirety into this Item 3.

The aggregate number of Common Stock beneficially owned by the Reporting Persons is 7,620,570 for which aggregate consideration of $33,966,366 has been paid, consisting of (a) 2,000,000 shares of Common Stock, (b) 1,620,570 shares of Common Stock issuable upon conversion of the Issuer’s 5.5% Senior Notes due 2016 (the “Convertible Notes”), and (c) 4,000,000 shares of Common Stock deliverable upon exercise of options (the “Options”) that will be exercisable by the Reporting Persons within 60 days of February 20, 2014. TRC Master Fund holds 40,000 Options and each Option is exercisable for 100 shares of Common Stock. The source of the funds used to purchase the Common Stock, Convertible Notes and Options described above is capital contributions by the partners of such Reporting Persons and the available funds of such entities.

Item 4.	Purpose of Transaction.

On February 20, 2014, the Reporting Persons sent a letter to the Board of Directors, the Governance and Nominating Committee of the Board of Directors and the Secretary of the Issuer formally requesting that the Issuer include two (2) nominees (the “Nominees”) identified by the Reporting Persons in the Issuer’s slate of directors at the forthcoming 2014 annual meeting of stockholders (the “Annual Meeting”) and, in addition and in the alternative, indicating its intent to nominate the Nominees to the Board of Directors at the Annual Meeting. A copy of the notification letter delivered to the Issuer is filed as Exhibit 99.1 hereto and is incorporated herein by reference.

The Reporting Persons reserve their rights to make alternative plans or proposals in the future or take any other steps to enhance the value of their investment. The Reporting Persons further reserve the right to increase, decrease or eliminate their investment in the Issuer or take any other action relative thereto.

Stockholders are advised to read the proxy statement and other documents related to solicitation of proxies by Talisman Group Investments, L.L.C. and its affiliates from the stockholders of Endeavour International Corporation for use at the 2014 annual meeting of Endeavour International Corporation at such time as they may be available because they will contain important information. When completed, such materials will, along with other relevant documents, be available at no charge at the Securities and Exchange Commission’s website at http://www.sec.gov or by contacting the participants’ proxy solicitor, whose contact information will be made public by amendment to this Schedule 13D.

Except as set forth above, the Reporting Persons currently have no plan or proposals with respect to any of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, however, take such actions in the future.

Item 5.	Interest in Securities of the Issuer.

The information set forth and/or incorporated by reference in Items 2, 3 and 4 is hereby incorporated by reference into this Item 5.

(a) The aggregate number of Common Stock and the percentage of total outstanding Common Stock beneficially owned by the Reporting Persons is set forth below. References to percentage ownerships of Common Stock in this Statement are based upon 48,820,570 shares of Common Stock outstanding, which includes 47,200,000 shares of Common Stock stated to be outstanding in the Issuer’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on November 12, 2013, and 1,620,570 shares of Common Stock issuable upon conversion of the Convertible Notes. The Reporting Persons may be deemed to beneficially own an aggregate of 7,620,570 shares of Common Stock (consisting of 2,000,000 shares of Common Stock, 1,620,570 shares of Common Stock issuable upon conversion of the Convertible Notes, and 4,000,000 shares of Common Stock deliverable upon exercise of the Options that will be exercisable by the Reporting Persons within 60 days of February 20, 2014), which constitutes 15.61% of the Common Stock, calculated in accordance with Rule 13d-3 under the Act. The filing of this Statement shall not be construed as an admission that a Reporting Person beneficially owns those shares held by any other Reporting Person.

TRC Master Fund beneficially owns 7,620,570 shares of Common Stock, which represents approximately 15.61% of the outstanding Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

The General Partner, as the general partner of TRC Master Fund, may be deemed to beneficially own 7,620,570 shares of Common Stock, which represents approximately 15.61% of the outstanding Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

The Manager, as the investment advisor of TRC Master Fund, may be deemed to beneficially own 7,620,570 shares of Common Stock, which represents approximately 15.61% of the outstanding Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

The Holdco, which is the sole owner of the Manager, may be deemed to beneficially own 7,620,570 shares of Common Stock, which represents approximately 15.61% of the outstanding Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

The InvestCo, which is the sole owner of the Holdco, may be deemed to beneficially own 7,620,570 shares of Common Stock, which represents approximately 15.61% of the outstanding Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

Jason Taubman Kalisman, who is the managing member of the InvestCo, may be deemed to beneficially own 7,620,570 shares of Common Stock, which represents approximately 15.61% of the outstanding Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

By virtue of the relationship described herein, the Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Act. As a member of a group, each Reporting Person may be deemed to share voting and dispositive power with respect to, and therefore beneficially own, the shares beneficially owned by members of the group as a whole. The filing of this Statement shall not be construed as an admission that a Reporting Person beneficially owns those shares held by any other member of the group. In addition, each Reporting Person expressly disclaims beneficial ownership of any securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

(b) The number of shares of Common Stock as to which each of the Reporting Persons has sole or shared power to vote, direct the vote, dispose or direct the disposition are as set forth in rows seven through ten of the cover pages hereof. The information set forth in Item 2 is hereby incorporated by reference into this Item 5(b).

(c) The following tables set forth all purchases and sales with respect to the Common Stock, Options and Convertible Notes effected during the sixty (60) days prior to the Initial Schedule 13D. There have been no purchases or sales of Common Stock, Options or Convertible Notes since filing the Initial Schedule 13D. All such purchases and sales of Common Stock, Options and Convertible Notes were effected by the TRC Master Fund in the open market, and the table includes commissions paid in per share prices. Except with respect to the acquisition of the Convertible Notes and the Options described in Item 3 above and as set forth in this Item 5, no other Reporting Persons effected any purchases or sales with respect to Common Stock during the sixty (60) days prior to the Initial Schedule 13D or since filing the Initial Schedule 13D.

Date	Type	Purchase or Sale	# of shares	Price per share
12/10/2013	Common Stock	Purchase	9,999	$4.52
12/20/2013	Common Stock	Sale	859,999	$4.98
12/23/2013	Common Stock	Purchase	350,000	$5.20
12/27/2013	Common Stock	Purchase	20,000	$5.03
12/30/2013	Common Stock	Purchase	25,000	$5.03
12/31/2013	Common Stock	Purchase	65,000	$5.26
1/3/2014	Common Stock	Purchase	2,300	$5.27
1/6/2014	Common Stock	Purchase	37,700	$5.48
1/31/2014	Common Stock	Sale	1,000,000	$6.54
2/3/2014	Common Stock	Purchase	136,000	$6.55
2/4/2014	Common Stock	Purchase	64,000	$6.53
2/5/2014	Common Stock	Purchase	619,045	$6.29
2/6/2014	Common Stock	Purchase	180,955	$6.50

Date	Type	Purchase or Sale	# of Options	Price per Option
12/20/2013	Options	Purchase	20,000	$0.70
1/31/2014	Options	Purchase	20,000	$1.56

Date	Type	Purchase or Sale	Face Amount	Price per Note
12/18/2013	Convertible Notes	Purchase	$3,000,000	$79.88
1/14/2014	Convertible Notes	Purchase	$2,000,000	$84.00
1/21/2014	Convertible Notes	Purchase	$1,000,000	$85.00
1/23/2014	Convertible Notes	Purchase	$1,000,000	$86.00
1/23/2014	Convertible Notes	Purchase	$2,500,000	$85.85
1/23/2014	Convertible Notes	Sale	$500,000	$86.00
1/24/2014	Convertible Notes	Purchase	$1,000,000	$86.00

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth and/or incorporated by reference in Items 2, 3, 4 and 5 is hereby incorporated by reference into this Item 6.

Except as described herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit	Description

1	Joint Filing Agreement dated as of February 24, 2014, by and among Talisman Realty Capital Master, L.P., Talisman Group GP, L.L.C., Talisman Group Investments, L.L.C., The Talisman Group, L.L.C., Talisman Family, L.L.C. and Jason Taubman Kalisman

99.1	Letter formally requesting that Endeavour International Corporation include certain nominees in its slate of directors and, in addition and in the alternative, notifying Endeavour International Corporation of the stockholders’ intent to nominate directors, dated February 20, 2014

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 24, 2014

TALISMAN REALTY CAPITAL MASTER, L.P.

By:	Talisman Group GP, L.L.C., its General Partner

By:	/s/ Jason Taubman Kalisman
Name:	Jason Taubman Kalisman
Title	Chief Executive Officer

TALISMAN GROUP GP, L.L.C.

By:	/s/ Jason Taubman Kalisman
Name:	Jason Taubman Kalisman
Title	Chief Executive Officer

TALISMAN GROUP INVESTMENTS, L.L.C.

By:	/s/ Jason Taubman Kalisman
Name:	Jason Taubman Kalisman
Title	Chief Executive Officer

THE TALISMAN GROUP, L.L.C.

By:	/s/ Jason Taubman Kalisman
Name:	Jason Taubman Kalisman
Title	Chief Executive Officer

TALISMAN FAMILY, L.L.C.

By:	/s/ Jason Taubman Kalisman
Name:	Jason Taubman Kalisman
Title	Chief Executive Officer

/s/ Jason Taubman Kalisman
Name:	Jason Taubman Kalisman

Schedule I

Information Required By Instruction C to Schedule 13D

The following sets forth the name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted as to each of the executive officers, directors or other controlling persons of the Reporting Persons as required by Instruction C to Schedule 13D. Unless otherwise specified, the principal employer of each individual is Talisman Realty Capital Master, L.P., Talisman Group GP, L.L.C., Talisman Group Investments, L.L.C., The Talisman Group, L.L.C., or Talisman Family, L.L.C., the business address of each of which is 324 Royal Palm Way, Suite 229, Palm Beach, FL 33480, and each such individual identified below is a citizen of the United States. To the knowledge of the undersigned, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws except as reported in Item 2(d) and (e) of this Schedule 13D.

Talisman Realty Capital Master, L.P.
Talisman Group GP, L.L.C., a Delaware limited liability company	General Partner

Talisman Group GP, L.L.C.
The Talisman Group L.L.C., a Delaware limited liability company	Member
Jason Taubman Kalisman	Chief Executive Officer
David Brent Jackson	Chief Financial Officer

Talisman Group Investments, L.L.C.
The Talisman Group L.L.C., a Delaware limited liability company	Member
Jason Taubman Kalisman	Chief Executive Officer
David Brent Jackson	Chief Financial Officer

The Talisman Group, L.L.C.
Talisman Family L.L.C., a Delaware limited liability company	Member
Jason Taubman Kalisman	Chief Executive Officer
David Brent Jackson	Chief Financial Officer

Talisman Family L.L.C.
Jason Taubman Kalisman	Managing Member and Chief Executive Officer